Mail Stop 4561

July 17, 2006

Mr. Michael D. Wortham
Chief Financial Officer
Community First Bancorp, Inc.
2420 North Main Street
Madisonville, Kentucky 42431

> **Re:** **Community First Bancorp, Inc.**
> **Form 10-KSB for the Fiscal Year Ended**
> **December 31, 2005**
> **File No. 000-50322**

Dear Mr. Wortham:

We have reviewed your response letter dated June 30, 2006 and have considered the supplemental information provided by the company. We have the following additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 6. Management's Discussion and Analysis or Plan of Operation, page 21

Comparison of Results of Operations for the Years Ended December 31, 2005 and 2004, NonInterest Expenses, page 27

1.   We have reviewed your response to comment 1 of our letter dated June 16, 2006. Please provide your materiality assessment of loan commitment fees and costs prior to your adoption of SFAS No. 91 in 2005, considering the guidance in Staff Accounting Bulletin (SAB) No. 99.

Mr. Michael D. Wortham
Chief Financial Officer
Community First Bancorp, Inc.
July 17, 2006
Page 2 of 2
Form 10-QSB for the quarterly period ended March 31, 2006

Item 3. Controls and Procedures – page 19

2.   Please revise to include unqualified conclusions of your CEO and CFO regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Refer to question 5 of the Division of Corporation Finance FAQ (revised October 6, 2004) on Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments. You may contact Chris Harley, Staff Accountant, at (202) 551-3695 or me at (202) 551-3423 if you have questions regarding these comments on the financial statements and related matters.

                        Sincerely,

                        Amit Pande
                        Assistant Chief Accountant